JONATHAN A. VAN HORN
(612) 492-6134
FAX (612) 340-8738
van.horn.jonathan@dorsey.com

January 14, 2005

VIA FACSIMILE, OVERNIGHT DELIVERY AND EDGAR

Celeste M. Murphy
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Goldcorp Inc. Goldcorp Acquisition ULC Amendment No. 1 to Schedule TO (SEC File No. 005-78729)

Dear Ms. Murphy:

     On behalf of our clients Goldcorp Inc. (the “Company”) and Goldcorp Acquisition ULC (“Subco” and, collectively with the Company, the “Offerors”), we transmit herewith a copy of Amendment No. 1 to the Company’s Schedule TO (the “Amendment”) with respect to the Company’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (the “Offer”) as filed today via EDGAR. This letter responds to the comments contained in your letter, dated January 7, 2005 (the “Comment Letter”), regarding the Company’s Schedule TO (SEC File No. 005-78729) filed on December 29, 2004. The Company’s Take Over Bid Circular was attached as Exhibit (a)(1)(A) to the Schedule TO. The information contained in the Take Over Bid Circular (including all schedules, exhibits and annexes thereto) was incorporated by reference in response to all the items of information required to be included in, or covered by, a Tender Offer Schedule on Schedule TO as a result of the Offer. The responses contained in this letter correspond to the numbered comments in the Comment Letter.

Schedule TO-T Item 10. Financial Statements

1.	As indicated in Item 10 of the Amendment, the Take Over Bid Circular has been amended to include the summary financial statements required by Item 1010(c) of Regulation M-A. The summary financial statements included in Item 10 of the Amendment will be disseminated via a press release to be issued by the Company today; a copy of the press release containing the summary financial statements is included as Exhibit (a)(4)(C) to the Amendment.

2.	As indicated in Item 10 of the Amendment, the Take Over Bid Circular has been amended to clarify that financial statements for Goldcorp’s last two fiscal years are incorporated by reference into the Take Over Bid Circular as required by Item 1010(a) of Regulation M-A.

Celeste M. Murphy
January 13, 2005

3.	As indicated in Item 10 of the Amendment, the Take Over Bid Circular has been amended to include the Company’s book value per share required by Item 1010(b)(3) of Regulation M-A in the summary pro forma information. We are advised by the Company that there are currently no material fixed charges (as such term is defined in the instructions to Item 503(d) of Regulation S-K) that apply to the Company and that no fixed charges applied to the Company during the periods covered by the pro forma financial statements contained attached to the Take Over Bid Circular. We are further advised that, subsequent to the repayment of debt by Wheaton in May 2004 and September 2004, no material fixed charges apply to Wheaton. Therefore, as of the date of the Take Over Bid Circular, the ratio of earnings to fixed charges would not represent a meaningful measurement for either the Company or on a pro forma basis giving effect to the purchase of all outstanding Wheaton common shares pursuant to the Offer (since no material fixed charged apply to either the Company or to Wheaton). In this context, we do not believe that the omission of the ratio of earnings to fixed charges from the summary pro forma financial information included in Item 10 of the Amendment results in the omission of information material to a Wheaton shareholder’s decision of whether to tender Wheaton common shares to the Offer.

Schedule TO Item 13. Information Required by Schedule 13E-3

4.	As indicated in Item 13 of the Amendment, Item 13 of Schedule TO is inapplicable to the Offer.

Forward-Looking Statements, page (iii)

5.	As indicated in the Amendment, the discussion of Forward Looking Statements on page (iii) of the Take Over Bid Circular has been revised to delete the reference to the Private Securities Litigation Reform Act of 1995.

The Summary Term Sheet, page 1
Until What Time Can I Withdraw Previously Tendered Shares?

6.	The term “take up” is defined on page 7 of the Definition section of the Take Over Circular. For convenience, the definition contained in the Take Over Circular is reproduced below:

“take up” in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have correlative meanings;

Payment for Deposited Common Shares, page 11

7.	The full second sentence of “Payment for Deposited Common Shares” on page 11 of the Take Over Bid Circular states:

DORSEY & WHITNEY LLP

Celeste M. Murphy
January 13, 2005

The Offerors are obligated to pay for Common Shares that they have taken up promptly (emphasis added) after taking up such Common Shares, and in any event not later than the earlier of three Business Days after the taking up of the Common Shares and 10 days after the Expiry Time.

This formulation is intended to indicate to U.S. readers that the Offerors intend to comply with the prompt payment requirements of Exchange Act Rule 14e-1(c) and to indicate to Canadian readers that the Offerors intend to comply with Canadian regulations applicable to payment for shares taken up pursuant to the Offer. In order to clarify that the Offerors intend to comply with the prompt payment requirements of Exchange Act Rule 14e-1(c), the third sentence of the Take Over Bid Circular under the heading “Payment for Deposited Common Shares” has been amended and restated as follows (additions in bold):

Any Common Shares deposited under the Offer after the first date on which Common Shares are taken up under the Offer will be taken up and paid for promptly, and in any event within 10 after such deposit.

Conditions of the Offer, page 18

8.	As indicated in Item 4 of the Amendment, the first sentence of the first full paragraph on page 18 of the Take Over Bid Circular has been amended and restated in accordance with the staff’s position.

Payment for Deposited Common Shares, page 22

9.	As indicates in Item 4 of the Amendment, the second sentence of the second paragraph under the heading “Payment for Deposited Common Shares” on page 22 of the Take Over Bid has been amended and restated in response to the staff’s comments.

Circular, page 27
Documents incorporated by reference, page 28

10.	We acknowledge the staff’s comment and confirm that the Offerors will amend the Schedule TO to specifically reference periodic reports filed until the Offer expires.

Source of Funds, page 43

11.	As indicated in Item 7 of the Amendment, the Take Over Bid Circular has been amended to include the information required by Item 1007(c) of Regulation M-A.

Dealer Manager and Soliciting Dealer Group, page 57

DORSEY & WHITNEY LLP

Celeste M. Murphy
January 13, 2005

12.	As indicated in Item 4 of the Amendment, the Take Over Bid Circular has been amended to clarify that the Offerors will not pay any fees to the dealer manger in respect of Wheaton common shares that the dealer manager holds for its own account.

Closing Comment

     On behalf of our clients, Goldcorp Inc. and Goldcorp Acquisition ULC, we hereby confirm to you the Offerors’ acknowledgements of the following matters:

•	the Offerors are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

     We believe that the Amendment responds completely to all of issues raised in the Comment Letter. If you have any questions regarding this letter or the Amendment, please feel free to contact me at (612) 492-6134 or D. Grant Vingoe at (416) 367-7377.

Very truly yours, Jonathan A. Van Horn

Enclosures

cc:	R. Gregory Laing (Goldcorp Inc.) D. Grant Vingoe (Dorsey & Whitney LLP) Michael Melanson (Fraser Milner Casgrain LLP)

DORSEY & WHITNEY LLP